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EXHIBIT 99.4
KPMG LLP Chartered Accountants
Box 10426 777 Dunsmuir Street	Telephone (604) 691-3000
Vancouver BC V7Y 1K3	Telefax (604) 691-3031
Canada	www.kpmg.ca

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Ballard Power Systems Inc.

We consent to the use of our report dated February 4, 2003 included in this annual report on Form 40-F.

We also consent to the use of our report dated February 4, 2003 related to "Comments by Auditor for U.S. Readers on Canada — U.S. Reporting Difference" included on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statements (Nos. 333-104193, 333-102364, 333-99077, 333-98009, 333-97561, 333-97559, 333-89414, 333-89088, 333-89064) on Form S-8 of Ballard Power Systems Inc.

Chartered Accountants

Vancouver, Canada
February 4, 2003

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CONSENT OF INDEPENDENT ACCOUNTANTS